Exhibit 99.1

G Medical Innovations Holdings Ltd. Announces Closing of $15.0 Million Initial Public Offering

TEL AVIV and NEW YORK , June 29, 2021 (GLOBE NEWSWIRE) -- G Medical Innovations Holdings Ltd. (NASDAQ:GMVD) (the "Company"), a telehealth, medical device, and remote patient monitoring company providing clinical-grade solutions for consumers, medical professionals, and healthcare institutions, today announced the closing of its previously announced underwritten initial public offering of 3,000,000 units, each consisting of one ordinary share and one warrant to purchase one ordinary share, at a combined public offering price of $5.00 per unit for aggregate gross proceeds of approximately $15.0 million, prior to deducting underwriting discounts, commissions, and other offering expenses. The ordinary shares and warrants began trading on the Nasdaq Capital Market on June 25, 2021 under the symbols “GMVD” and “GMVDW,” respectively.

EF Hutton, division of Benchmark Investments, LLC, acted as sole book-running manager for the offering.

The Company has granted the underwriters a 45-day option to purchase up to an additional 450,000 units at the public offering price less the underwriting discounts and commissions.

The Securities and Exchange Commission ("SEC") declared effective a registration statement on Form F-1 (File No. 333-253852) relating to these securities on June 24, 2021. A final prospectus relating to this offering was filed with the SEC. The offering was made only by means of a prospectus, copies of which may be obtained, when available, from: EF Hutton, division of Benchmark Investments, LLC, 590 Madison Avenue, 39th Floor, New York, NY, 10022, Attention: Syndicate Department, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About G Medical Innovations Holdings Ltd.

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements," including with respect to the possible offering of additional units, and the intended use of proceeds. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company's registration statement and preliminary prospectus for the offering filed with the SEC. Copies are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

G Medical Innovations Holdings Ltd. Company Contact

Brendan Dekauwe, Director
brendan@gmedinnovations.com